Modtech Holdings, Inc.
2830 Barrett Avenue
Perris, CA 92751

April 24, 2007

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC. 20549-2000

Attn: Brigitte Lippmann

Re:	Modtech Holdings, Inc. Registration Statement on Form S-3 File No. 333-19902

Ladies and Gentlemen:

We hereby request that the effectiveness of the above-referenced Registration Statement under the Securities Act of 1933, as amended, be accelerated to Thursday, April 26, 2007, at 10:00 a.m. Eastern Time, or as soon thereafter as practicable.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Kenneth S. Cragun
Chief Financial Officer